Exhibit 99.1

BURCON UPDATES ON PEAZAZZ™ DISCUSSIONS

Vancouver, British Columbia, April 23, 2012— Burcon NutraScience Corporation (TSX – BU; NASDAQ - BUR) (“Burcon”) is pleased to provide an update on the partnering discussions for our Peazazz™ pea protein. As previously reported, Burcon has been in discussions with a potential partner to commercialize Burcon’s Peazazz™ pea protein technology. Discussions and due diligence with this party are ongoing, however, the period of exclusivity has now lapsed. Burcon continues to receive interest for its invisible pea protein and will consider various routes-to-market.

Burcon’s Peazazz™ is a uniquely soluble and clean-tasting pea protein isolate. It is 100% soluble, transparent and heat stable in low pH solutions.

“We are pleased with the level of interest we have received for our Peazazz™ pea protein isolate,” said Johann F. Tergesen, president and chief operating officer, adding, “We will explore a variety of partnering opportunities for commercialization of this exciting product.”

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, the only vegetable-based protein that offers clarity and complete protein nutrition for low pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein isolate and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 186 issued patents in various countries, including 33 issued U.S. patents, and in excess of 350 additional pending patent applications, 70 of which are U.S. patent applications.

CLARISOY™ is under license to the Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca